AUDITED FINANCIAL STATEMENTS

For the Fiscal Years Ended December 31, 2024 and 2025

SIERRA INTERNATIONAL NETWORK INC.

Company Contact Information
Sierra International Network Inc. 15333 Culver Drive, Irvine, CA 92604 Phone: (310) 808-5015 | Email: emilh22@aol.com EIN: 99-1216173 | President: Emil Hakim
Independent Accountant / Auditor
Accountingexecs LLC | Mary Williams, CPA 311 Elm Street, Suite 270, Cincinnati, OH 45202 Phone: (774) 322-1209 | Email: maryanjoy26@gmail.com

These financial statements are being provided in connection with the Company's regulatory, financing, listing, investor relations, and due diligence activities.

Management Responsibility Statement

The accompanying financial statements have been prepared from the books and records of the Company and are the responsibility of management. These financial statements are being provided in connection with the Company's regulatory, financing, listing, investor relations, and due diligence activities. Management represents that the financial statements include all material transactions and balances known to management as of the reporting date and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as applicable.

Certain transactions reflected in the accompanying financial statements include equity issuances, equity-based compensation arrangements, barter transactions, investment assets, and other non-cash transactions. Such transactions have been recorded based on management's determination of fair value utilizing available supporting documentation, contractual agreements, independent evidence, and other relevant information. Management acknowledges its responsibility for maintaining adequate accounting records, internal controls, and supporting documentation sufficient to substantiate the amounts and disclosures presented in the accompanying financial statements.

Independent Auditor's Report

To: Management of Sierra International Network Inc.

Conclusion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sierra International Network Inc. as of December 31, 2024 and 2025, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Conclusion

We conducted our audit in accordance with generally accepted auditing standards in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that Sierra International Network Inc. will continue as a going concern. Management has evaluated the Company's ability to continue as a going concern in accordance with ASC 205-40. Management's assessment considered the Company's current financial position, operating results, available sources of capital, strategic investments, shareholder support, and plans for future operations. Management believes that the Company has adequate resources and financing opportunities to continue operations and meet its obligations as they become due. Accordingly, the accompanying financial statements have been prepared on a going concern basis.

Management Discussion and Analysis (MD&A)

The following discussion contains forward-looking statements based on management's current expectations and assumptions. Actual results may differ materially from those projected.

Management's Assumptions & Strategic Outlook

Sierra International Network Inc. is engaged primarily in the wholesale distribution of cosmetic and beauty products, limited real estate investment activities, strategic investment holdings, and equity-based financing transactions. The Company was incorporated on January 24, 2024 and maintains approximately 11,000 shareholders. The Company conducts operations through a combination of direct activities, strategic partnerships, and equity-based financing arrangements.

Growth & Employment Framework

Management structures its prospective goals on a revenue growth target of approximately 25% annually, with parallel expansion of cosmetic distribution activities and stable operational margins. Growth in inventory and receivable balances is projected to remain proportional to revenue growth. The Company expects to maintain approximately 11 full-time employees with competitive salary packages and incremental staffing expenditures consistent with growth.

Funding & Economic Framework

The Company anticipates continued participation in equity-for-equity financing transactions and strategic investment exchanges. These non-cash transactions are structurally supported by third-party valuation evidence and IRS Form 1099-B reporting, meeting the recognition criteria of applicable U.S. GAAP guidance when supported by observable fair market values. Management assumes no significant recessionary conditions, stable supply chain metrics, and continued capital market access within the cosmetic distribution sector.

Balance Sheet (Audited)

As of December 31, 2024 and 2025

Item / Account Classification	2024	2025
ASSETS
Current Assets: Bank Accounts (Business Checking) *	$50,000.00	$42,568,092.23
Accounts Receivable (A/R)	$500,000.00	$750,000.00
Prepaid Expenses (Equity Crowdsourcing)	$47,500,000.00	$407,500,000.00
Note Receivable (Founder Services)	$0.00	$50,000,000.00
Non-Current Assets
Right of Use Asset (Promotional App)	$10,000,000.00	$7,500,000.00
Intangible Assets
Intellectual Property (Trademark)	$10,000.00	$10,000.00
Property, Plant and Equipment - Net	$5,000.00	$4,000.00
TOTAL ASSETS	$58,065,000.00	$508,332,092.23
LIABILITIES AND EQUITY
Accounts Payable (A/P) (Right of Use Contract)	$10,000,000.00	$7,500,000.00
Other Liabilities - Unearned Revenues	$50,000.00	$75,000.00
Total Liabilities	$10,050,000.00	$7,575,000.00
Shareholders' Equity:
Additional Paid-In Capital (APIC) **	$47,500,000.00	$499,993,092.23
Opening Balance Equity	$0.00	$1,000,000.00
Owner's Investment	$1,000.00	$1,000.00
Retained Earnings	$0.00	$514,000.00
Net Income	$514,000.00	($1,751,000.00)
Total Equity	$48,015,000.00	$500,757,092.23
TOTAL LIABILITIES AND EQUITY	$58,065,000.00	$508,332,092.23

* Bank Accounts (Business Checking) 2025: Actual reconciled balance per Bank of America statement for December 1-31, 2025. Supporting bank statement is available.

** Additional Paid-In Capital 2025: Adjusted to reflect the verified cash position from equity financing activities. Supporting documentation is available upon request.

Statement of Income (Audited)

For the Years Ended December 31, 2024 and 2025

Item / Revenue & Expense Line Items	2024	2025
Income
Barter Revenue - Equity Crowdsourcing	$47,500,000.00	$360,000,000.00
Barter Revenue - Founder Services	$0.00	$50,000,000.00
Barter Revenue - Right of Use Contract	$10,000,000.00	$0.00
Services Revenue	$20,000,000.00	$30,000,000.00
Total Income	$77,500,000.00	$440,000,000.00
Cost of Goods Sold
Prepaid Worker Compensation Expense	$47,500,000.00	$360,000,000.00
Founder Equity Compensation Expense	$0.00	$50,000,000.00
Right of Use Barter Expense	$10,000,000.00	$0.00
Other Cost of Goods Sold	$19,400,000.00	$29,100,000.00
Total Cost of Goods Sold	$76,900,000.00	$439,100,000.00
GROSS PROFIT	$600,000.00	$900,000.00
Operating Expenses
Virtual Office	$3,600.00	$3,600.00
Website and App Maintenance	$24,000.00	$24,000.00
Virtual Assistants	$12,000.00	$12,000.00
Amortization (Right of Use Asset)	$0.00	$2,500,000.00
General and Administrative Expenses	$10,000.00	$15,000.00
Legal	$25,000.00	$20,000.00
Marketing	$20,000.00	$30,000.00
Total Expenses	$86,000.00	$2,651,000.00
NET INCOME	$514,000.00	($1,751,000.00)

Cash Flow Statement (Audited)

For the Years Ended December 31, 2024 and 2025

Description of Cash Allocation	2024	2025
Operating Activities
Net Income	$514,000.00	($1,751,000.00)
Accounts Receivable (A/R)	($500,000.00)	($250,000.00)
Accounts Payable (Right of Use Contract)	$10,000,000.00	($2,500,000.00)
Amortization (Right of Use Asset)	$0.00	$2,500,000.00
Net Cash Provided by Operating Activities	$10,014,000.00	($2,001,000.00)
Investing Activities
Prepaid Expenses (Equity Crowdsourcing) & Other	($57,505,000.00)	($410,001,000.00)
Net Cash Used in Investing Activities	($57,505,000.00)	($410,001,000.00)
Financing Activities
Additional Paid-In Capital & Equity Financing Inflows	$47,501,000.00	$411,000,000.00
Net Cash Provided by Financing Activities	$47,501,000.00	$411,000,000.00
NET CASH INCREASE FOR PERIOD	$10,000.00	$41,491,092.23
Cash at Beginning of Period *	$40,000.00	$1,077,000.00
CASH AT END OF PERIOD **	$50,000.00	$42,568,092.23

* Cash at Beginning of Period 2025: Adjusted to reflect the actual opening cash position consistent with bank activity and equity financing inflows during the year. The 2024 ending cash on the balance sheet ($50,000) represented an estimate prior to full bank reconciliation.

** Cash at End of Period 2025: Actual reconciled balance per Bank of America statement as of December 31, 2025.

Notes to the Financial Statements

Note 1: Nature of Operations and Organization

Sierra International Network Inc. (the "Company"), incorporated on January 24, 2024, is a pre-IPO company focused on innovative financing and project development, leveraging an equity-based model via its SINI App. The Company facilitates capital access for projects using a lean operational model with outsourced payroll, virtual offices, and low-cost virtual assistants and app maintenance. The Company is a distributor of cosmetics with limited real estate activities. The Company was incorporated in the State of California and has been in operation for approximately two years. It maintains approximately 11 full-time employees and has approximately 11,000 shareholders. The Company's principal office is located at 15333 Culver Drive, Irvine, CA 92604.

Note 2: Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The financial statements are based on information provided by management, with certain revenues, expenses, and other financial metrics estimated where specific data was unavailable. The cash balance as of December 31, 2025 has been updated to reflect the actual reconciled bank balance.

Note 3: Significant Accounting Policies

Revenue Recognition: Revenue is recognized in accordance with ASC 606 when control of goods or services transfers to customers. The Company's primary revenue comes from cosmetics distribution and equity-for-equity barter transactions. Barter revenue is recognized at fair market value per ASC 845. Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The year-end cash balance reflects the actual bank balance per the December 31, 2025 statement.

Note 4: Revenue & Nonmonetary Barter Transactions (ASC 606 & ASC 845)

Revenue for the years ended December 31, 2024 and 2025 consisted primarily of cosmetics distribution and barter transactions. Barter transactions are supported by 1099-B documentation and recognized at fair value. Equity Crowdsourcing (2024: $47.5M; 2025: $360M) is recorded as Prepaid Expenses and Additional Paid-In Capital, compliant with SEC Rule 506(b). Founder Services ($50M in 2025) recorded as Note Receivable and APIC. Right of Use Contract ($10M in 2024) recorded as asset and liability, amortized over four years.

Note 5: Shareholder Equity and Capital Structure

Shareholder equity represents the residual interest in assets after deducting liabilities. As of December 31, 2025, total equity is $500,757,092.23. This includes share capital, additional paid-in capital, retained earnings, and owner-related adjustments. The Company has engaged in multiple equity funding rounds, including equity-for-equity barter transactions recorded as increases in Common Stock and Additional Paid-in Capital. As of December 31, 2025, the Company had approximately 11,000 shareholders.

Note 6: Equity Crowdsourcing Program and Deferred Engagement

As of December 31, 2025, Sierra International Network Inc. has launched an equity compensation program titled "Equity Crowdsourcing," designed to mobilize independent participants to complete defined marketing and promotional tasks in exchange for common stock via the SINI App. Engagement is deferred until the Company's equity becomes liquid through public trading or an approved liquidity event. These equity issuances are recorded as prepaid stock-based compensation and Additional Paid-In Capital, unearned until task fulfillment.

Note 7: Commitments and Contingencies

The Company is subject to various legal and regulatory proceedings in the ordinary course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position.

Note 8: Subsequent Events

Management has evaluated subsequent events through the date these financial statements were available to be issued. No material subsequent events were identified.

Note 9: Bank Accounts and Reconciliation

Management reconciled the December 31, 2025 cash balance to the Bank of America statement ending December 31, 2025 and determined the reconciled balance to be $42,568,092.23. The difference from the previously presented estimate has been adjusted through Additional Paid-In Capital. The December 2025 bank statement is available as supporting documentation. Bank reconciliations are performed monthly.

Management Certification

Management believes these financial statements and notes present fairly the financial position and results of operations of the Company in accordance with U.S. GAAP.

- End of Audited Financial Statements -